WDS Receivables LLC
                           444 East Warm Springs Road
                                    Suite 116
                             Las Vegas, Nevada 89119


                                November 21, 2006



U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549

         Re:      WDS Receivables LLC
                  Registration Statement on Form S-3
                  File No. 333-138043
                  ----------------------------------

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the registrant, WDS Receivables LLC, hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective by 5:00 p.m. (Eastern Time) on the afternoon of November 27, 2006, or as soon thereafter as practicable.

      The registrant acknowledges that should the Securities and Exchange Commission (the "Commission") or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The registrant further acknowledges that the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                Very truly yours,

                               WDS RECEIVABLES LLC




                               By:      /s/ Keith Ford
                                   -----------------------------
                                            Keith Ford
                                      Assistant Vice President